

03054963

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~042139~~ 8-49712

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING JULY 1, 2002 (MM/DD/YY) AND ENDING JUNE 30, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CGI CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1011 CAMPUS DRIVE
(No. and Street)

MUNDELEIN (City) ILLINOIS (State) 60060 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
ARTHUR TANNER 847 549-6002
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SPECTOR & WONG, LLP
(Name – if individual, state last, first, middle name)

80 S. LAKE AVENUE., #723 (Address) PASADENA (City) CA (State) 91101 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 26 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


SEC MAIL PROCESSING
RECEIVED
NOV 06 2003
WASH, D.C. 155 SECTION

11/21/03

OATH OR AFFIRMATION

I, ARTHUR TANNER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CGI CAPITAL, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:


MARY BRUCH
MY COMMISSION EXPIRES
April 24, 2005

Signature

CHIEF EXECUTIVE OFFICER

Title

10-29-03

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HAROLD Y SPECTOR, CPA
CAROL S WONG, CPA

SPECTOR & WONG, LLP
Certified Public Accountants
(888) 584-5577
FAX (626) 584-6447
hspectorcpa@earthlink.net

80 S. LAKE AVE.
SUITE 723
PASADENA, CA 91101

CONSENT OF SPECTOR & WONG, LLP
INDEPENDENT AUDITOR

We consent to the use of our report dated September 9, 2003, on the financial statements of CGI Capital, Inc., a wholly owned subsidiary of Circle Group Holdings, Inc. (F/k/a Circle Group Internet, Inc), as of June 30, 2003, included herein and to the reference made to us.

We consent to the incorporation by reference in the Registration Statement of the aforementioned report and to the use of our name as it appears under the option "Experts".



Spector & Wong, LLP
Pasadena, California
September 9, 2003

CONTENTS

HAROLD Y. SPECTOR, CPA
CAROL S. WONG, CPA

SPECTOR & WONG, LLP
Certified Public Accountants
(888) 584-5577
FAX (626) 584-6447
hspectorcpa@earthlink.net

80 SOUTH LAKE AVENUE
SUITE 723
PASADENA, CALIFORNIA 91101

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
CGI Capital, Inc.
Mundelein, Illinois

We have audited the accompanying statements of financial condition of CGI Capital, Inc., a wholly owned subsidiary of Circle Group Holdings, Inc. (f/k/a/ Circle Group Internet, Inc.) as of June 30, 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted this audit in accordance with auditing standards generally accepted in the United States of America. These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provided a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CGI Capital, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit has been conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Spector & Wong, LLP
Pasadena, California
September 9, 2003

CGI CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION
June 30, 2003

ASSETS		
Cash and cash equivalents	$	6,046
Property and equipment, net of accumulated depreciation of $34,528		20,481
	$	26,527

STOCKHOLDER'S EQUITY		
Common stock	$	10
Additional paid-in capital		3,553,201
Accumulated deficit		(3,526,684)
	$	26,527

See Notes to Financial Statements

CGI CAPITAL, INC.

STATEMENT OF OPERATIONS
For Year ended June 30, 2003

Consulting Income	$ 5,000
Selling, general and administrative expenses	14,140
Operating (loss)	(9,140)
Other income:	
Gain on disposal of impaired investments	104,798
Interest and other income	194
	104,992
Net income	$ 95,852

See Notes to Financial Statements

CGI CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For Year ended June 30, 2003

	Common Stock		Paid-in	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance at June 30, 2002	1,000	$ 10	$ 3,796,385	$ (3,622,536)	$ 173,859
Distributions			(243,184)		(243,184)
Net income				95,852	95,852
Balance at June 30, 2003	**1,000**	**$ 10**	**$ 3,553,201**	**$ (3,526,684)**	**$ 26,527**

See Notes to Financial Statements

CGI CAPITAL, INC.

STATEMENT OF CASH FLOWS
For Year ended June 30, 2003

Cash Flows from Operating Activities		
Net income	$	95,852
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		9,866
Gain on disposal of impaired investments		(104,798)
Net cash provided by operating activities		920
Cash Flows from Investing Activities		
Proceeds from disposal of impaired investments		236,798
Net cash provided by investing activities		236,798
Cash Flows from Financing Activities		
Distributions		(243,184)
Net cash (used in) financing activities		(243,184)
Net (decrease) in cash and cash equivalents		(5,466)
Cash and cash equivalents, at beginning of year		11,512
Cash and cash equivalents, at end of year	$	6,046

See Notes to Financial Statements

CGI CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature Of Business And Significant Accounting Policies

Nature of business: CGI Capital, Inc. (CGI Capital or the "Company") was organized under the laws of the state of Florida on October 9, 1996. The Company is a wholly owned subsidiary of Circle Group Internet, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). The Company offers and sells securities in private placements.

The Company operates under the provisions of Paragraph (k)(2)(i) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that Rule. Essentially, the requirements of Paragraph (k)(2)(i) provide that the Company carry to margin accounts, promptly transmit all customer funds and deliver all securities received in connection with its activities as a broker-dealer, does not otherwise hold funds or securities for, or owe money or securities to customers and effectuates all financial transactions between the broker-dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of CGI Capital, Inc."

A summary of significant accounting policies follows.

Use of estimates: The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue recognition: Non-marketable equity securities received in lieu of cash for business consulting services are recorded in a deferred revenue account at estimated value when received. Revenue from these service contracts are recognized over the life of the contract when it has been determined that there are no uncertainties regarding the realizability of converting these equity securities to cash. This generally occurs after the client has completed a public offering or is acquired by a publicly traded company. Cash revenues received in advance from business consulting contracts are deferred and recognized over the life of the contract. Commission income and related expenses are recorded on a trade date basis.

Cash and cash equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid investments with a maturity of three months or less to be cash equivalents.

Property and equipment: Property and equipment are stated at cost. Maintenance and repair costs are expensed as incurred. Depreciation is calculated on the straight-line methods over the estimated useful lives of the assets, generally from 5 to 7 years. Leasehold improvements are amortized by straight-line method over the shorter of the estimated useful lives of the assets or the term of the lease.

Valuation – Investments: The Company occasionally accepts common stock for its business-to-business consulting services. At the date stock is received, the Company values the stock as follows:

(a) Common stock accepted as payment in a transaction from an associated company where there has been no prior public offering, but whose shares have been offered and sold in a significant private placement within the last 90 days, is initially valued based upon the last sale price of shares in the private placement.

CGI CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 1 – Nature Of Business And Significant Accounting Policies (Continued)

(b) Common stock accepted as payment in a transaction from an associated company, where there has been no public or significant private placement offering, is initially valued after considering the following criteria: market multiples analysis; acquisition multiples analysis; calculation of market capitalization based on the contemplated private placement sale price; realization of business plan objectives and management team expertise and ability to execute the business plan.

Impairment Valuation: On a continuous basis, but no less frequently than at the end of each quarterly reporting period, the Company evaluates the carrying value of its interests in each of its associated companies for impairment. These evaluations of impairment are based on achievement of business plan objectives and milestones of each associated company, the fair value of each ownership interest relative to its carrying value, the financial condition and prospects of the associated company, and other relevant factors. The business plan objectives and milestones that are considered include, among others, those related to financial performance, such as achievement of planned financial results and completion of capital raising activities. For financial statement purposes, the fair value of the Company's ownership interests in privately held associated companies is generally determined based on the prices paid by third parties for ownership interests in the associated companies, to the extent third party ownership interests exist, or based on the achievement of business plan objectives and the milestones described above.

Income Taxes: The Company accounts for income taxes in accordance with Financial Accounting Standards Board Statement No. 109 "Accounting For Income Taxes" (SFAS No. 109). SFAS No. 109 requires a company to recognize deferred tax liabilities and assets for the expected future income tax consequences of events that have been recognized in the Company's financial statements. Under this method, deferred tax assets and liabilities are determined based on temporary differences between the financial carrying amounts and the tax bases of assets and liabilities using the enacted tax rates in effect in the years in which the temporary differences are expected to reverse.

The Company is part of a group that files a consolidated income tax return on a calendar year basis. The Company accounts for income taxes on the accrual basis as if it were a separate taxable entity.

Fair value of financial instruments: All financial instruments are carried at amounts that approximate estimated fair value.

Note 2 – Note Receivable and Investments

The Company had a note receivable in the amount of $100,000 from an associated company. The note was previously fully reserved for losses. The interest has been paid in cash current through November 30, 2001. In December 2002, Circle Group Holdings, Inc. (the "Parent Company") entered into a settlement agreement with the associated company which agreed to pay $10,000 to buy back all shares of its common stock the Parent Company received for services. In return CGI Capital forgave the note.

During the year, the Company sold all the shares back to two associated companies for total proceeds of $236,798, of which the investments had been written down to $0 and $132,000, respectively. As a result, the Company recognized a gain of $104,798 on these disposals.

CGI CAPITAL, INC.

NOTES TO FINANCIAL STATEMENTS

Note 3 - Income Taxes

As of June 30, 2003, the Company had a net operating loss carryforward of approximately $2.9 million which will expire at various times between 2020 and 2022. The net operating loss carryforward resulted in a deferred tax asset of approximately $1,156,331. A valuation allowance equal to the deferred tax asset was recorded to reduce the total to an amount that management believes will ultimately be realized.

Note 4 – Pending Sale of Business

On December 20, 2002, Circle Group Holdings, Inc. (the "Parent Company") entered into an agreement to sell all of the outstanding shares of the common stock of CGI Capital to Rothschild, Owen, Hayes & Partners, Inc. (the "Purchaser") for a cash price of $45,000. The sale is pending subject to the NASD approval.

Note 5 - Net Capital Requirement

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At June 30, 2003, the Company had net capital of $6,046, which was $1,046 in excess of its required net capital of $5,000. At June 30, 2003, the Company's net capital ratio was 0.

CGI CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
June 30, 2003

Total stockholders' equity	$ 26,527
Deductions and/or charges:	
Nonallowable assets:	
Property and equipment	20,481
Net capital	6,046
Minimum net capital requirement	5,000
Excess net capital	$ 1,046
Aggregate indebtedness	
Accounts payable and accrued expenses	$ -
Ratio of aggregate indebtedness to net capital	.00 to 1
Statement pursuant to Paragraph(d)(4) of Rule 17a-5:	
Reconciliation with Company's computation included in	
Part IIA of Form X-17(a)-5(a) as of June 30, 2003:	
As reported in the Company's Part IIA unaudited FOCUS report:	
Total assets	$ 26,527
Total ownership equity	26,527
Nonallowable assets	(20,481)
Net capital	6,046

CGI CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALERS UNDER RULE 15c3-3
June 30, 2003

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

INFORMATION RELATING TO POSSESSING OR CONTROL REQUIREMENTS UNDER
RULE 15c3-3
June 30, 2003

None, the Company is exempt from Rule 15c3-3 pursuant to the provisions of subparagraph (k)(2)(i) thereof.

HAROLD Y. SPECTOR, CPA
CAROL S. WONG, CPA

SPECTOR & WONG, LLP
Certified Public Accountants
(888) 584-5577
FAX (626) 584-6447
hspectorcpa@earthlink.net

80 SOUTH LAKE AVENUE
SUITE 723
PASADENA, CALIFORNIA 91101

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

To Board of Directors
CGI Capital, Inc.
Mundelein, Illinois

In planning and performing our audit of the financial statements of CGI Capital, Inc. (the "Company") for the year ended June 30, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g)(1) in making the periodic computations of aggregate debits and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payments for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal controls or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding assets that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and of our study, we believe that the Company's practices and procedures were adequate at June 30, 2003 to meet the SEC's objectives.

This report is intended solely for the use of the members, management, the SEC, and the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Spector & Wong, LLP
Pasadena, California
September 9, 2003